July 26, 2010

Mark Rakip
Staff Accountant
Division of Corporation Finance

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

PTS, Inc.

Your Letter of July 19, 2010

Item 4.01 Form 8-K

Filed July 19, 2010

File No. 0-25485

Mr. Rakip:

This correspondence is in response to your letter dated July 19, 2010 in reference to our filing of the Current Report on Report 8-K filed on the behalf of PTS, Inc., File No. 0-25485.

Please accept the following responses and note that Registrant filed a Form 8-K/A amendment #1 on July 26, 2010.

Form 8-K filed July 19, 2010

Item 4.01 Changes in Registrant’s Certifying Accountants

1.

We note your disclosure indicating you had no disagreements with Lynda R. Keeton, CPA, LLC (“Keeton”) through March 31, 2010. Your disclosure should note whether there were any disagreements with Keeton during your two most recent fiscal years and any subsequent interim period though the dismissal date of July 15, 2010 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Answer: Registrant added additional disclosure to cover the interim period from the date of the last audited financial statements in the Form 8-K/A amendment #1 filed on July 26, 2010.

2.

Within your discussion of your newly engaged accountants, HJ & Associates, LLC, you refer to Conner. It does not appear that Conner is your new accountant. Please advise.

Answer: Registrant correct typographical error in the Form 8-K/A amendment #1 filed on July 26, 2010.

3.

To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Answer: Registrant filed an updated Exhibit 16 letter from former accountant in the Form 8-K/A amendment #1 filed on July 26, 2010.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Marc Pintar

Marc Pintar

Interim Chief Executive Officer